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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        Fusion Medical Technologies, Inc.
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 per Share
                         (Title of Class of Securities)

                                    361128101
                                 (CUSIP NUMBER)

                                 Jan Stern Reed
                            Baxter International Inc.
                               One Baxter Parkway
                            Deerfield, Illinois 60015
                                 (847) 948-2212
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 26, 2002
             (Date of Event which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format should include a signed original and five
(5) copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  (Page 1 of 9)


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                                  SCHEDULE 13D

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CUSIP NO. 361128101                                                  Page 2 of 9
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1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Baxter International Inc.
         IRS Identification No. 36-0781620
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [_]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS

         OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

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         NUMBER OF               7   SOLE VOTING POWER
          SHARES
                                     0
       BENEFICIALLY          ---------------------------------------------------
         OWNED BY                8   SHARED VOTING POWER

          EACH                       4,798,031 (1)
                             ---------------------------------------------------
        REPORTING                9   SOLE DISPOSITIVE POWER
       PERSON WITH
                                     0


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10       SHARED DISPOSITIVE POWER

         0
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,798,031 (1)

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(1) 4,798,031 shares of Fusion Medical Technologies, Inc. (the
"Company") common stock are subject to voting agreements (the "Voting Agreements") by and among Baxter International Inc., HB2002 Corporation and certain principal stockholders of the Company (discussed in Items 3 and 4 below), which include both outstanding shares and shares issuable upon exercise of outstanding options that either are currently exercisable or will become exercisable within sixty days of February 26, 2002.


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                                                                     Page 3 of 9
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [_]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         30.5% (2)
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14       TYPE OF REPORTING PERSON

         CO
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(2) Based on the number of shares of Company common stock issued and outstanding as of February 26, 2002 (as represented by the Company in the Merger Agreement discussed in Items 3 and 4 below) and shares of Company common stock issuable upon exercise of outstanding options subject to the Voting Agreements that either are currently exercisable or will become exercisable within sixty days of February 26, 2002.

                                  SCHEDULE 13D

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                                                                     Page 4 of 9
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1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         HB2002 Corporation
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                        (b) [_]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS

         OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

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         NUMBER OF               7   SOLE VOTING POWER
          SHARES
                                     0
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY                8   SHARED VOTING POWER

          EACH                       4,798,031 (3)
                            ----------------------------------------------------
        REPORTING                9   SOLE DISPOSITIVE POWER
       PERSON WITH
                                     0


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10       SHARED DISPOSITIVE POWER

         0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,798,031 (3)
--------------------------------------------------------------------------------

(3) 4,798,031 shares of Company common stock are subject to the Voting Agreements (discussed in Items 3 and 4 below), which include both outstanding shares and shares issuable upon exercise of outstanding options that either are currently exercisable or will become exercisable within sixty days of February 26, 2002.

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                                                                     Page 5 of 9
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         30.5% (4)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
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(4) Based on the number of shares of Company common stock issued and outstanding as of February 26, 2002 (as represented by the Company in the Merger Agreement discussed in Items 3 and 4 below) and shares of Company common stock issuable upon exercise of outstanding options subject to the Voting Agreements that either are currently exercisable or will become exercisable within sixty days of February 26, 2002.

                                  SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER

          This statement on Schedule 13D relates to the common stock, $0.001 par value per share ("Common Stock"), of Fusion Medical Technologies, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is: 34175 Ardenwood Boulevard, Fremont, California 94555.

ITEM 2.   IDENTITY AND BACKGROUND

          This statement is being filed by Baxter International Inc., a Delaware corporation ("Baxter"), and HB2002 Corporation, a Delaware corporation and direct wholly-owned subsidiary of Baxter ("Merger Sub"). The principal executive offices of Baxter and Merger Sub are: One Baxter Parkway, Deerfield, Illinois, 60015.

          Baxter is engaged in the worldwide development, distribution and manufacture of a diversified line of products, systems and services used primarily in the health care field.

          Neither Baxter nor Merger Sub, nor, to the best knowledge of Baxter and Merger Sub, any director or executive officer of Baxter or Merger Sub, has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Pursuant to an Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), dated as of February 26, 2002, by and among Baxter, Merger Sub and the Company, and subject to the conditions therein (including approval by the stockholders of the Company), Merger Sub will merge with and into the Company and the Company will become a wholly-owned subsidiary of Baxter (such events constituting the "Merger").

         As an inducement for Baxter to enter into the Merger Agreement, the stockholders of the Company listed on Schedule A hereto (individually, a "Stockholder" and collectively, the "Stockholders") entered into individual agreements with Baxter and Merger Sub (collectively, the "Voting Agreements") whereby each Stockholder agreed to, among other things, vote all of the shares of the Company beneficially owned by such Stockholder in favor of approval of the Merger and the approval and adoption of the Merger Agreement. In addition, each Stockholder granted Baxter and Merger Sub an irrevocable proxy for the purpose of voting the shares covered by the Voting Agreement. Baxter did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements.

          The descriptions of the Merger, the Merger Agreement and the Voting Agreements in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreement included as exhibits to this Schedule 13D and are incorporated herein in their entirety by reference.

ITEM 4.   PURPOSE OF TRANSACTION

          Pursuant to the Merger Agreement, and subject to the conditions set forth therein, Merger Sub will be merged with and into the Company and the Company will become a wholly-owned subsidiary of Baxter. Once the Merger is consummated, each share of Common Stock will be converted into the right to receive that fraction of

                                  (Page 6 of 9)

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a share of Baxter common stock, par value $1.00 per share, determined pursuant to the Merger Agreement. The Company will be the surviving corporation (the "Surviving Corporation") in the Merger and the certificate of incorporation of the Surviving Corporation shall be amended and restated at the effective time of the Merger to be the same in substance as the certificate of incorporation of Merger Sub prior to the Merger and, at such time, the bylaws of Merger Sub shall become the bylaws of the Surviving Corporation. The directors of Merger Sub immediately prior to the effective time of the Merger will be the directors of the Surviving Corporation, and the officers of the Company immediately prior to the effective time of the Merger will be the officers of the Surviving Corporation. If the Merger is consummated as planned, the Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

          Baxter and Merger Sub may be deemed to have acquired beneficial ownership of shares of Common Stock pursuant to the Voting Agreements, which were entered into in connection with the Merger Agreement. During the term of the Voting Agreements, the Stockholders have, among other things, agreed to vote all shares (i) in favor of the approval of the Merger and the adoption and approval of the Merger Agreement and the approval of the terms thereof, and in favor of each of the other actions contemplated by the Merger Agreement, (ii) against the approval of any competing proposal for the acquisition of the Company, (iii) against the approval of any proposal made in opposition to, or in competition with, the Merger and the transactions contemplated by the Merger Agreement, and (iv) against any action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transaction contemplated by the Merger Agreement. The Voting Agreements terminate on the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms and (ii) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement. As part of the Voting Agreements, each Stockholder delivered an irrevocable proxy to Baxter and Merger Sub granting the right to vote such Stockholder's shares of Common Stock in the manner contemplated above.

          Other than as described above, neither Baxter nor Merger Sub has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although each reserves the right to develop such plans).

          The descriptions of the Merger, the Merger Agreement and the Voting Agreements in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreement included as exhibits to this Schedule 13D and are incorporated herein in their entirety by reference.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          The information contained in Items 3 and 4 above is incorporated herein by reference.

          As a result of the Voting Agreements, the aggregate number of shares of Common Stock that may be deemed beneficially owned by Baxter and Merger Sub is 4,798,031 which represents approximately 30.5% of the issued and outstanding shares of Common Stock. Baxter and Merger Sub may be deemed to have shared power to vote the shares of Common Stock with respect to those matters described above. However, neither Baxter nor Merger Sub is entitled to any rights as a stockholder of the Company as to the shares of Common Stock and each of Baxter and Merger Sub disclaims any beneficial ownership of the shares of Common Stock subject to the Voting Agreements. Neither Baxter nor Merger Sub has the power to dispose of the shares.

          Except as set forth in Item 4 above, within the past sixty days, Baxter and Merger Sub have not, and, to the best knowledge of each of Baxter and Merger Sub, no executive officer or director of Baxter or Merger Sub has, engaged in any transaction relating to the Common Stock. The reporting obligations required by subsections 5(d) and 5(e) of this Item are not applicable.

                                  (Page 7 of 9)


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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER.

          The descriptions of the Merger Agreement and the Voting Agreements appearing in Items 3, 4 and 5 are incorporated herein by reference.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS

          Exhibit Description

          Exhibit 1.1 Agreement and Plan of Merger and Reorganization, dated as of February 26, 2002, by and among the Company, Baxter and Merger Sub (incorporated by reference to Exhibit 2.1 of the Form 8-K (Commission File No. 0-27264) filed by the Company on March 1, 2002, as amended on March 7, 2002
                            (the "Company Form 8-K")).

          Exhibit 1.2 Form of Voting Agreement, dated February 26, 2002, by and among Baxter, Merger Sub and certain stockholders of the Company (incorporated by reference to Exhibit 2.2 of the Company Form 8-K).

          Exhibit 1.3 Joint Filing Agreement, dated March 8, 2002, by and between Baxter and Merger Sub.

                                  (Page 8 of 9)


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                                   SIGNATURES

          After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned corporations certifies that the information set forth in this Schedule 13D is true, complete and correct.

March 8, 2002                      BAXTER INTERNATIONAL INC.


                                   By:  /s/ Jan Stern Reed
                                      ------------------------------------------
                                      Name: Jan Stern Reed
                                      Title: Corporate Secretary


                                   HB2002 CORPORATION

                                   By:  /s/ Jan Stern Reed
                                      ------------------------------------------
                                      Name: Jan Stern Reed
                                      Title: Secretary

                                  (Page 9 of 9)

                                   Schedule A

Stockholder                                                 Number of Shares
-----------                                                 ----------------
                                                            Beneficially Owned*
                                                            -------------------

Gordon Russell                                              253,078
Michael Eagle                                               2,286
Ronald A. Elenbaas                                          2,366
Olav B. Bergheim                                            48,368
J. Michael Egan                                             26,632
Douglas E. Kelly M.D.                                        2,616,951
Alloy Ventures                                              2,591,524
Scott A. Huie                                               157,687
Cary A. Reich, Ph.D.                                        216,924
Christopher S. Dauer                                        112,790
Dan S. Ellis                                                93,836
Larry J. Strauss                                            82,916
Philip M. Sawyer                                            1,103,959
Interface Biomedical Laboratories Corp                      628,210
James Fischer                                               80,238

* Certain shares may be deemed to be beneficially owned by more than one of the stockholders listed.